ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended March 31, 2010

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE AMEX under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended March 31, 2010 is prepared as of May 14, 2010 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the quarter ended March 31, 2010, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then option to other parties for further exploration and development.  Exploration was carried out during the period on several properties to prepare them for possible optioning out.

Exploration work was also carried out by others on projects already optioned out.  The sections in this document titled “Exploration – Canada”, “Exploration – Mexico” and “Exploration – United States” fully describe the activities during the quarter.

Almaden’s cash position at March 31, 2010 was $12.6 million.  Expenditures during the year were partially offset by a $350,000 flow-through financing (see “Liquidity and Capital Resources”).

RESULTS OF OPERATIONS – First Quarter

For the quarter ended March 31, 2010, the Company recorded a net gain of $326,887 or $0.01 per share (2009 – loss of $260,401 or $0.01 per share).  The increase in net gain was primarily due to income on mineral property options.  During the quarter, the Company sold 100% interest in its Bufa project to Lincoln Mining Corporation for 6,000,000 shares (fair market value - $1,770,000). The Company also recorded $763,800 in share-based payments on the grant of 1,140,000 stock options.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended March 31, 2010, revenue consisted of interest income and induced polarization surveys undertaken on behalf of a third party.  During the quarter ended March 31, 2009, revenue consisted of interest income and other income from a drilling program and induced polarization surveys undertaken on behalf of third parties.

General and administrative expenses were $419,517 in the first quarter of 2010 (2009 - $376,802).  The most significant increase was in stock exchange listing fees.   The Company participated in the Vancouver Resource Investment Conference Prospectors and the Developers Association Conference in Toronto.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  Director’s fees totaling $33,000 were paid during both quarters.

General exploration expenses of $183,245 in the first quarter of 2010 were consistent with general exploration expenses of $177,154 in the first quarter of 2009.

Significant non-cash items in the quarter ended March 31, 2010 include income on mineral property options and share-based compensation discussed earlier.

Summary of quarterly information

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Mar 31 2010	Dec 31 2009	Sep 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	Jun 30 2008
Total revenues	$65,434	$84,900	$251,813	$501,673	$383,715	$367,766	$(79,912)	$297,264
Net gain (loss)	326,887	(877,125)	(464,192)	(591,241)	(260,401)	(1,364,193)	(1,017,095)	(887,160)
Net gain (loss) per share	0.01	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.03)	(0.02)
Income (loss) on mineral property options	1,754,948	25,806	6,705	32,976	11,873	(5,322)	239,916	89,184
Write-down of interests in mineral properties	58,828	102,204	91,334	558,133	139,140	373,705	628,405	219,407
Stock option compensation	763,800	67,500	-	-	-	340,600	36,400	65,000
Working capital	15,132,186	14,529,582	12,796,918	12,629,904	12,747,944	13,177,348	13,767,486	15,876,451
Total assets	26,683,482	25,659,423	23,577,652	23,866,203	24,502,185	24,402,080	25,581,920	27,713,317

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  Income on mineral property options and the recording of share-based compensation expense has caused the net loss to vary significantly between quarters.  The Company also regularly writes down the value of mineral properties and these amounts can also vary significantly with the exploration results.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010, the Company had working capital of $15,132,186 including cash and cash equivalents of $12,569,915 compared to working capital of $14,529,582 including cash and cash equivalents of $13,142,671 at December 31, 2009. The increase in working capital and cash and cash equivalents is primarily due to a private placement financing.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at March 31, 2010 was $1,813,417 or $1,538,649 above book value as presented in the financial statements.   The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used in operations during the quarter ended March 31, 2010 was $341,369 (2009 - $533,517), after adjusting for non-cash activities.   Significant non-cash items in the current quarter include income on mineral property options and share-based compensation.  Significant non-cash items in the comparable quarter include accounts receivable and write-down of interests in mineral properties.

During the current quarter, the Company received $331,135 net of share issue costs on closing a private placement financing of 350,000 units at a price of $1.00 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.  4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to a finder in respect of this placement.  113,158 warrants issued in the comparable quarter of 2009 were extended for six months, until September 30, 2010.

Cash used for investing activities during the first quarter of 2010 was $596,522 (2009 - $569,890).  Significant items include net expenditures on mineral property interests of $653,852 (2009 - $563,527), including a drill program on the ATW diamond property in the Northwest Territories ($195,619) and a drill program on the Viky property in Mexico ($284,114).  Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered.

EXPLORATION PROJECTS

CANADA

Elk – The Company continued metallurgical testwork related to the Elk deposit with the intention of identifying the optimal process flowsheet.  Previous testwork has identified gold recoveries of around 95% for both gravity/cyanide and also gravity/flotation based circuits.  Further work is in progress evaluating open-pit potential on the property utilizing the updated resource model prepared by independent geological consulting firm Lions Gate Geological Consulting Inc. A National Instrument 43-101 compliant resource estimate is available at www.sedar.com.  Further metallurgical studies are underway and a preliminary economic analysis is being prepared. An exploration drill program is planned for 2010.  During the three months ended March 31, 2010, $43,264 was spent on further evaluation of the property.

ATW - The Company has a net 68.7% interest in this diamond property through its ownership of shares in ATW Resources Ltd. which is holding the claims in trust.  During 2008, the Company completed a till sampling program with encouraging results. A kimberlite indicator mineral (KIM) plume was traced to what is believed to be its source.  Electron microprobe analysis of some KIMs indicated the possibility of five separate sources of these minerals clustered in an area of about two kilometers by eight hundred metres.  A review of previous geophysical anomalies was completed which selected drilling targets.  A diamond drill program in March 2009 tested nine targets, none of which were kimberlite.  Several claims were surveyed and brought to lease and a further bathymetric survey carried out.  A short drill program was conducted during the quarter at a cost of $195,619.  No kimberlite bodies were detected.

Nicoamen River – During the year ended December 31, 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont must incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.  Fairmont completed geological and geophysical (IP) surveys.  Several targets were identified and a drill program is anticipated early in 2010.  Fairmont is currently applying for a TSX Venture Exchange listing.

UNITED STATES

Willow – The Willow property was acquired by staking in 2007 and is 100% owned by the Company.  At the end of 2008, compilation of data was underway and a large anomalous IP feature coincident with gold in soil and promising alteration had been located.  The Company completed further geological analysis to select drill targets. The Company applied for drill permits in the quarter.  During the three months ended March 31, 2010, the Company incurred $7,308 maintaining the property.

MEXICO

Caballo Blanco – During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  During the quarter ended March 31, 2009, CGH announced 14 diamond drill holes were completed for a total of 3,603 metres. News releases describing the results are available at www.sedar.com.  In February 2010, the Company agreed to terms with NGEx Resources Inc. (“NGEx”; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden.  Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of exploration programs.  A geophysical program is currently underway as well as a review of all previous work.  Drilling has been permitted and a drill program is planned for the third quarter 2010.  During the three months ended March 31, 2010, the Company incurred $2,111 of costs on the property.

Tuligtic – During 2009, the Company and a wholly-owned subsidiary of the Company, signed an option agreement to allow Antofagasta Minerals S.A. (a wholly-owned subsidiary of Antofagasta PLC) to earn a 60% interest in the property by spending a total of US$7 million over five years and making payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fifth anniversary date of March 23, 2009.  Further geological mapping was carried out, drill targets selected and drilling commenced at the end of June and continued through the third quarter.  Copper, gold and molybdenum mineralization was intersected in most holes confirming the geological model.  In December, a further hole was drilled on the property.  In February 2010, Antofagasta terminated its option on the property.  During the three months ended March 31, 2010, the Company incurred $15,744 of costs, primarily on maintaining the property.

San Carlos  - Reconnaisance geological mapping and sampling undertaken in early 2009 produced further encouragement. A news release describing the results is available at www.sedar.com.  During the three months ended March 31, 2010, the Company incurred $12,705 of exploration costs including $4,855 in claim maintenance costs. A drill program is currently underway on the property.

Caldera - This property was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results.   During the three months ended March 31, 2010, the Company incurred $9,630 in costs, primarily on maintaining the property.  A drill program is being considered for this property.

VARIOUS OTHER PROPERTIES

Viky - During 2008, Apex Silver Mines Limited (“Apex”) spent US$772,527 on the property, including drilling, prior to relinquishing its option. The Company has viewed the Apex work and considers the main target on the property remains untested. An induced polarization geophysical program survey was completed in the quarter followed by a short diamond drill program at a cost of $284,114.  This program intersected several narrow zone of copper mineralization. Further review of results will be necessary before planning further work.

Yago – During 2009 the Company acquired further claims and the Carretara property is now connected to the Yago claim block. Sampling at Carretara (also known as Gallo de Oro) produced encouraging results. Several groups have expressed interest in the property.  During the three months ended March 31, 2010, the Company incurred $21,688 in exploration costs, primarily on maintaining the property.

Bufa - In November 2009, the Company entered into an agreement whereby Lincoln purchased 100% interest in the property for the issuance of 6,000,000 common shares of Lincoln to the Company.   This agreement was finalized in February 2010.  The Company retains a 2% NSR.

Matehuapil and Santa Isabela - During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (received), and spending US$2.6 million on exploration by December 1, 2013.  Apex emerged from Chapter 11 of the Bankruptcy Code as Golden Minerals Company (“Golden Minerals”). The Company has no planned 2010 exploration program with all work being conducted by Golden Minerals.  Further work is expected on several targets identified by Golden Minerals who have applied for drill permits for the project.

 Realito – During 2009, a rock, soil and stream sediment sampling program was completed on this 100% owned project in Sonora State, Mexico.  Further mapping and soil and rock-chip sampling provided mixed results.  No decision has been made on a further work program.

Tarsis Resources Ltd. - The Company owns 4,100,000 common shares of Tarsis Resources Ltd. (“Tarsis”), representing 25.4% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis were issued in 2008 when Tarsis entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issuance was completed.  Also, during the second quarter of 2008, the Company sold the Prospector Mountain copper silver gold prospect to Tarsis for $30,000, 100,000 common shares and a 2% net smelter royalty.

Qualified Person under NI 41-101

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Operating Officer and a Director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at December 31, 2009, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the officers have concluded that, as of March 31, 2010, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information relating to the Company and its consolidated subsidiaries would be known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  The chief executive officer and chief financial officer concluded that there has been no change in the Company’s internal control over financial reporting during the three month period ended March 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. In 2007, the Company entered into contracts with its Chairman and CEO for remuneration of $165,000 annually (amended) for two years, renewable for two additional successive terms of 24 months.  In 2007, the Company also entered into an agreement with its CFO and a company controlled by him for remuneration of $60,000 annually for a term of one year, renewable for additional successive terms of 12 months. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at March 31, 2010 for each period.

	2010	2011	2012	2013	Total

Office lease	$45,525	$5,000	-	-	$50,525
Executive contracts	$247,500	$330,000	-	-	$577,500
Financial services agreement	$45,000	-	-	-	$45,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

  the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

  the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

  the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

  the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

  the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

  the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2010;

  the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; andthe inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

Changes in accounting policies including initial adoption

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

Transition to International Financial Reporting Standards

As stated in Note 2 of the condensed consolidated financial statements, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

  The accounting policies in Note 2 have been applied as follows:

  in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2010;

  the comparative information for the three months ended March 31, 2009;

  the statement of financial position as at  December 31, 2009; and.

  the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the three months ended March 31, 2009 and the financial statements for the year ended December 31, 2009, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (“CAGAAP”).

An explanation of how the transition from CAGAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

  Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after January 1, 2009.  There is no adjustment required to the January 1, 2009’s statement of financial position on the transition date.

(b)

  Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2009.

(c)

  IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

(e)

  Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue to be carried at cost less depreciation, same as under CAGAAP.

(f)

   Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under US GAAP and CAGAAP however there is no equivalent IFRS guidance.  Therefore, the Company intends to adopt a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made. As a result, during fiscal 2009, the Company reversed the $93,000 income tax recovery recorded as a result of flow-through shares in the Statement of Comprehensive Loss and reversed the offsetting $93,000 direct charge to Deficit in the Statement of Shareholders’ Equity. There is no material impact of this accounting change as at the Transition Date to the Statement of Financial Position at January 1, 2009 nor to the balance of the Deficit or related reserves as at that date.

(g)

   Reclassification within Equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, $4,509,023 relates to “Equity settled employee benefit reserve”, and $176,741 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totalling $4,685,764.

For comparatives, as at March 31, 2009, $4,746,869 “contributed surplus” account was reclassified into $4,509,023 “Equity settled employee benefit reserve” and $237,846 “Reserves for warrants”.  Furthermore, as at December 31, 2009, $5,735,249 “contributed surplus” account was broken down into $4,576,523 “Equity settled employee benefit reserve” and $1,158,726 “Reserves for warrants”.

In addition, the Company reclassifies the “Accumulated other comprehensive income” account into “Reserves – Available-for-sale financial assets” as certain terminologies are different under IFRS.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

     IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;

•

     IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013; and

•

     IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010.

Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $1,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $87,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$12,569,915	$-	$-	$12,569,915
Marketable securities	2,207,889	-	-	2,207,889
	$14,777,804	$-	$-	$14,777,804

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at May 14, 2010, 49,380,145 common shares were outstanding.

During the three months ended March 31, 2010, the Company closed a private placement financing consisting of 350,000 units at a price of $1.00 per unit for proceeds of $350,000 before share issue costs.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share for one year after the closing date.  Also, 4,375 non-flow-through and 2,625 flow-through common shares were issued to an agent in consideration of their services.

The following table summarizes information about warrants outstanding at May 14, 2010:

Expiry date	Exercise price	Dec 31 2009	Granted	Exercised	Expired/ cancelled	May 14 2010
March 20, 2010	$ 3.00	25,000	-	-	(25,000)	-
September 30, 2010	$ 1.15	113,158	-	-	-	113,158
December 17, 2011	$ 0.85	236,000	-	-	-	236,000
December 17, 2011	$ 1.40	1,648,000	-	-	-	1,648,000
March 16, 2011	$ 1.00	-	175,000	-	-	175,000
		2,022,158	175,000	-	(25,000)	2,172,158

Weighted average
exercise price		$ 1.34	$ 1.00	-	$ 3.00	$ 1.29

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 8(c) to the consolidated financial statements.

During the three months ended March 31, 2010 the Company received $34,000 on the exercise of 50,000 stock options at an exercise price of $0.68 per share.

During the three months ended March 31, 2010, the Company granted 1,140,000 stock options at an exercise price of $1.14 per share expiring January 4, 2015.   Subsequent to March 31, 2010, the Company granted 75,000 stock options at an exercise price of $0.94 per share expiring April 7, 2015.

The following table summarizes information about stock options outstanding at May 14, 2010:

Expiry date	Exercise price	Dec 31 2009	Granted	Exercised	Expired/ cancelled	May 14 2010
June 17, 2010	$ 1.79	240,000	-	-	-	240,000
September 15, 2010	$ 1.07	140,000	-	-	-	140,000
July 6, 2011	$ 2.50	1,795,000	-	-	-	1,795,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	(50,000)	-	605,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	-	1,140,000	-	-	1,140,000
April 7, 2015	$0.94	-	75,000	-	-	75,000
Options outstanding and exercisable		3,670,000	1,215,000	(50,000)	-	4,835,000
Weighted average
exercise price		$ 1.98	$ 1.13	$ 0.68	-	$ 1.80

Related party transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2010

	Short-term employee benefits $	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments $(a)	Total $
Hawk Mountain Resources Ltd.(b)	54,000	n/a	n/a	(d)	147,400	201,400
Morgan Poliquin Chief Executive Officer	41,250	n/a	n/a	(d)	234,500	275,750
Pacific Opportunity Capital Ltd.(c)	15,000	n/a	n/a	(e)	50,250	65,250
Mark Blythe Vice-President-Mining	12,469	n/a	n/a	n/a	Nil	12,469

For the three months ended March 31, 2009

	Short-term employee benefits $	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(b)	46,950	n/a	n/a	(d)	Nil	46,950
Morgan Poliquin Chief Executive Officer	41,250	n/a	n/a	(d)	Nil	41,250
Pacific Opportunity Capital Ltd.(c)	15,000	n/a	n/a	(e)	Nil	15,000
Mark Blythe Vice-President-Mining	12,469	n/a	n/a	n/a	Nil	12,469

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards ($0.67) calculated using the Black-Scholes-Merton model at the January 4, 2010 grant date.  All options vested upon grant.

(b)

Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company.

(c)

Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the Company.

(d)

    If terminated without cause, payment of an amount equal to 2 times the then current base fee; by death, payment of an amount equal to 6 months of the then current base fee; and following a change in control, payment of an amount equal to 3 times the then current base fee.

(e)

    If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.

During the three months ended March 31, 2010, $33,000 (2009 - $33,000) was paid in Directors fees.

Related party assets / liabilities

	Services for	As at March 31, 2010	As at December 31, 2009
Amounts due to:			$ Nil
Nil

Amounts due from:
Tarsis Resources Ltd.	Rent and office expenses	$13,072	$ 13,179

Proposed transactions

The Company has no proposed transactions at this time.

Trends

After a period of low prices, metals rose to record levels and then turned sharply downward and have now risen well above their lows but not to the record highs of 2008. This appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. There is uncertainty in currency exchange rates due to economic conditions around the world and how these might affect both costs and profits. These factors require frequent review of plans and budgets against a backdrop of fewer good new exploration and development projects combined with the long term shortage of skilled exploration personnel.

Merger and acquisition activity in large organizations has slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In the past year, larger companies divested of non-core assets to reduce their debt burden and juniors, that were well financed and seeking to acquire advanced properties, acquired many of these rather than conduct grassroots exploration.  As a result, there are fewer such properties available at a time when there is an appetite to finance such properties. The result is a dearth of grassroots exploration and a severe lack of new projects entering the exploration pipeline.

The uncertain times have lead to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal projects in anticipation of increasing demand and prices.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At May 14, 2010 there were 4,835,000 stock options and 2,172,158 warrants outstanding. Directors and officers hold 4,210,000 of the options and 625,000 are held by employees and consultants of the Company.  Directors and officers hold 2,500 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

-

The Company discusses the potential to upgrade mineral exploration projects by way of early state exploration;

-

The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;

-

The Company notes that metallurgical studies and a preliminary economic assessment will be completed during the year for the Elk project;

-

The Company notes that a drill program is anticipated for the Nicoamen River project;

-

Drill programs are planned for the Willow, Caballo Blanco, Caldera and San Carlos properties;

-

The Company expects exploration work to be carried out by an optionee on the Matehualpil and Santa Isabela properties;

-

The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;

-

The Company discusses the future trends in the metal prices; and

-

The Company summarizes its future activities in the outlook section.

OUTLOOK

The current credit contraction and market conditions may last for some time.  Therefore, the Company plans to proceed with prudence and caution so that it will still be in a strong competitive position when market conditions for exploration projects improve and also so it may take advantage of bargain opportunities that may present under current conditions.

The Company will continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Management has believed that precious and base metal prices will improve and when that happens there should be renewed demand for the Company’s properties. This renewed interest is underway and discussions are currently being held with potential optionees for several projects. Current market conditions may require that projects be more advanced before joint ventures deals or options can be made and the Company’s strong cash position will enable it to do this.

The Elk gold project will be actively explored over the coming field season in an endeavor to expand resources in all categories and a preliminary economic analysis should be completed in the second quarter. Further progress is also expected on the Caballo Blanco and El Cobre projects in the second quarter.